                                                                                                                         Exhibit 12



                                                 Ford Motor Company and Subsidiaries

                      CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                      ----------------------------------------------------------------------------------------

                                                            (in millions)


                                                       Nine
                                                      Months                     For the Years Ended December 31
                                                      -------      -----------------------------------------------------------
                                                       1999          1998         1997         1996         1995         1994
Earnings
  Income before income taxes                          $ 8,291      $25,396      $10,939      $ 6,793      $ 6,705      $ 8,789
  Equity in net (income)/loss of affiliates
   plus dividends from affiliates                         (21)          78          121           36          179         (182)
  Adjusted fixed charges a/                             7,008        9,215       10,911       10,801       10,556        8,122
                                                      -------      -------      -------      -------      -------      -------
    Earnings                                          $15,278      $34,689      $21,971      $17,630      $17,440      $16,729
                                                      -------      -------      -------      -------      -------      -------
                                                      -------      -------      -------      -------      -------      -------
Combined Fixed Charges and
 Preferred Stock Dividends
  Interest expense b/                                 $ 6,764      $ 8,919      $10,570      $10,464      $10,121      $ 7,787
  Interest portion of rental expense c/                   202          245          309          300          396          265
  Preferred stock dividend requirements of
   majority owned subsidiaries and trusts d/               41           55           55           55          199          160
                                                      -------      -------      -------      -------      -------      -------
    Fixed charges                                       7,007        9,219       10,934       10,819       10,716        8,212
Ford preferred stock dividend requirements e/              17          122           82           95          459          472
                                                      -------      -------      -------      --------     -------      -------
  Total combined fixed charges
   and preferred stock dividends                      $ 7,024      $ 9,341      $11,016      $10,914      $11,175      $ 8,684
                                                      -------      -------      -------      -------      -------      -------
                                                      -------      -------      -------      -------      -------      -------
Ratios
  Ratio of earnings to fixed charges                      2.2          3.8 f/       2.0          1.6          1.6          2.0


  Ratio of earnings to combined fixed
   charges and preferred stock dividends                  2.2          3.7 f/       2.0          1.6          1.6          1.9





- - - - -
a/ Fixed charges, as shown above, adjusted to exclude the amount of interest capitalized during the period and preferred stock dividend requirements of majority owned subsidiaries and trusts.
b/ Includes interest, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness.
c/ One-third of all rental expense is deemed to be interest.
d/ Preferred stock dividend requirements of Ford Holdings, Inc. (1995 - 1993) increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates. Beginning in Fourth Quarter 1995, includes requirements related to company-obligated mandatorily redeemable preferred securities of a subsidiary trust.
e/ Preferred stock dividend requirements of Ford Motor Company increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford Motor Company's effective income tax rates.
f/ Earnings used in calculation of this ratio include the $15,955 million gain on the spin-off of The Associates. Excluding this gain, the ratio is 2.0.